GEMPLUS INTERNATIONAL S.A.
46a, avenue JF Kennedy
2nd Floor
L-1855 Luxembourg
Grand Duchy of Luxembourg

May 9, 2006
Via Facsimile: + 1 (202) 772-9205
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Attention:	Larry M. Spirgel
Adam Washecka

Re:	Gemplus International S.A. (the “Company”)
Form 20-F for the fiscal year ended December 31, 2004
Filed June 30, 2005
File No. 000-31052
Dear Mr. Spirgel:
We are responding to the Staff of the Securities and Exchanges Commission’s letter dated April 25, 2006, concerning the above-referenced filing. For your convenience, we have repeated the Staff’s comments before each of our responses below.
Form 20-F for the year ended December 31, 2004
General
1. We note in your letter dated April 19, 2006 your desire to make the revisions to your financial statements and related disclosures in your Form 20-F for the year 2005, rather than amending your Form 20-F for the year 2004. We would be happy to discuss this possibility with you. Please tell us when you anticipate filing your Form 20-F for the year 2005 as we are interested in having this information on file for investors as soon as possible.
To best serve investors, we would appreciate the opportunity to include further disclosures in our Form 20-F for the year 2005, rather than amending our Form 20-F for the year 2004. A meeting of our audit committee has been scheduled for May 18, 2006, the objective of which is to review our draft Form 20-F for the year 2005. We anticipate filing our Form 20-F for the year 2005 this month. This filing would include the information called for by the Staff’s comments.

19. Non-Current Portion of provisions and other liabilities, page F-25
2. Refer to your response to comment 4 and explain to us in detail how you applied the guidance of IAS 37 in accounting for your Patent claims, Income tax claims, and Other non significant accruals. Tell us whether you consider each category a provision, liability or contingent liability, as defined by paragraph 10 of IAS 37, and explain to us your basis for making this determination. If you consider the category to be a provision, tell us why you believe the accrued amount represents the best estimate of the expenditure required to settle the present obligation at the balance sheet date. In this regard, we note that you accrue for the highest possible amount of loss for each category. Please also explain to us in detail the nature of your Patent claims and Other non significant accruals.
The significant accruals recorded in FY 2004 are detailed below:

	Amount of the
	accrual as of		Best estimate of
(in thousands of euros)	December 31, 2004	Nature of the provision	the probable loss
Patent claims	9,000	Patent claim	9,000
Income tax claims	7,440	Income tax claim	7,440
Other non significant	2,375	Not disclosed (non significant)	2,375
None of these correspond to a contingent liability as defined by IAS 37 paragraph 10, i.e., a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or (ii) the amount of the obligation cannot be measured with sufficient reliability.
***
Patent claims can be classified as a provision. The liability is of an uncertain timing and amount. It is also probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
In 1993, a UK company filed three patent applications related to SIM cards. The claims of the prospective patents extended to various countries, including the United States of America and Europe. A second company purchased the rights to the issued patents or applications in 1998 and filed for continuation applications with the European Patent Office. Despite broad-based opposition from our industry, the patent was granted in June 2002. This second company sued Gemplus and the other major players for infringement in Germany. This procedure concluded with the patent being revoked in December 2003. The revocation was based on procedural issues rather than on substantive grounds, which is inconclusive with regard to the validity of the patents.
In January 2003, Gemplus made a proposition to the second company to settle the current litigation between the two companies. Gemplus was to obtain a fully paid-up license in exchange for a lump sum of €2.0 million plus earned royalties up to a cap of €8.0 million, as well as a “partnership approach” whereby the second company could benefit from technical support and from certain patents from Gemplus.
The second company responded by offering Gemplus a license on the basis of a lump sum payment of €2.5 million upon signature, plus further earned royalties up to a cap of €12 million. This proposal also involved a “partnership approach,” and a requirement that Gemplus would not challenge the validity of the subject patents.
Since the negotiations involved Gemplus along with other participants, the process of reaching a final agreement was complicated, delayed and later temporarily suspended.
Assuming (i) a royalty rate, which we believe to be in line with market conditions, and (ii) the publication date of the patent and the relevant statute of limitation in each relevant country, we concluded that the best estimate of the obligation would amount to €9 million as at December 31, 2004. The statute of limitations may also restrict the potential commitment. Assuming the highest royalty rate in the possible range and the validity of the patent worldwide, the Company estimates that the ultimate resolution of the matter could result in a loss of up to €6 million in excess of the amount accrued. The Company plans to include this disclosure in its filing on Form 20-F for the year 2005.
Our position is that even though there is a range of loss, the amount within the range which appears to be a better estimate than any other amount within the range is the mid point between the proposal made by Gemplus and the proposal made by the second company. It is very probable that if an agreement is reached, the mid point would be relevant. This also corresponds to our best estimate of the obligation based on our analysis.
***
As described in our letter of December 24, 2005, income tax claims are generally recorded when an issue has been identified as part of a tax audit. In certain other limited circumstances, the Company may have varying degrees of confidence that the tax position taken will ultimately be sustainable. The Company makes a determination on the sustainability of the provision in the tax accrual for the year the tax position is taken.
Income tax claims are classified as provisions. The liability is of an uncertain timing and amount. It is also probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation generally based on discussions with the tax authorities.
***
Other non-significant accruals mainly relate to taxes other than on income (VAT, business tax and property tax) as well as to social security matters. The process of accounting for these provisions is similar to that of income tax accruals.
***
As explained above, we do not accrue for the highest possible amount of loss for each category. When some amount within the range appears at the time to be a better estimate than any other amount within the range, which is the amount that is accrued.
We have no instances where no amount within the range is a better estimate than any other amount. We thus have no discrepancy between IFRS, for which the mid-point of the range should be accrued, and FIN 14 under US GAAP, which requires an accrual of the amount within the range that appears at the time to be a better estimate than any other amount within the range.
39. Differences Between International Financial Reporting Standards and US Generally Accepted Accounting Principles, pages F-46
3. We note in your response to comment 4 that with respect to each accrual you indicate that there is no range of loss. Please explain to us why this is so. If there is, in fact, a range of reasonably possible loss amounts, US GAAP requires an accrual of the amount that appears to be the better estimate or if no amount within the range is a better estimate than any other, the minimum amount should be accrued. We refer you to FIN 14 for guidance.
Please refer to the response given in the previous question. The Company does not believe that it is reasonably possible for additional losses to exist with regard to amounts provided for income tax and other non-significant accruals.
4. We note your responses to comments 10 and 11; however, we have some concerns that your review of your associates’ financial statements focuses on the balance sheet and is not capable of identifying all US GAAP and IFRS reconciling items. We remind you of your responsibility to perform a comprehensive review of your associates’ financial statements in order to identify all US GAAP and IFRS reconciling items. Further, it is unclear from your responses what difference you have identified between the associates’ home country GAAP and IFRS in preparing your financial statements in accordance with IFRS. We remind you of the requirement set forth in IAS 28 of your responsibility to make any necessary adjustments to conform your associate’s accounting policies to yours.
The Company remains conscious of its responsibility to perform a comprehensive review of its associates. As previously described, we perform “balance sheet reviews” on a regular basis of both our subsidiaries and our associates. Three of our four significant associates have been reviewed for the period, but no access has been granted by the fourth associate for confidentiality reasons. An analytical review has been performed on that associate.
The Company has implemented a corporate policy that regards these balance sheet reviews. One of the objectives of the balance sheet review is to “review compliance with corporate and local accounting policy and IFRS.”
Although for convenience they are called “balance sheet review”, these processes also include analytical reviews of profit and loss statements, internal controls, review of critical accounting policy (revenue recognition, provision for inventory, R&D capitalization, allocation of cost within the profit and loss statement, litigation and contingencies, and other items).
As our main financial statements are presented under IFRS, we initially reconcile the primary GAAP of our associates to IFRS. We also specifically review potential IFRS / US GAAP adjustments focusing on (i) minority interest, (ii) capitalized development costs, (iii) goodwill amortization and (iv) stock options accounting.
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In our letter of April 19, 2006, we included a copy of the US GAAP reconciliation of net income and shareholders’ equity. Certain information on that schedule will be revised before the filing of our Form 20-F for the year 2005. None of the matters currently being evaluated will impact the financial statements that were previously filed with our Form 20-F for the year 2004.
If the staff has any questions regarding any of the above, please do not hesitate to contact Jason Cohen at + 41 787702285.
The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.
Very truly yours,
Gemplus International SA
Frans Spaargaren
Chief Financial Officer

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